AB 3/15

KH 3/14

SEC Mail Processing Section
RECEIVED
MAR 01 2011
Washington, DC
193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52908

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dinosaur Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

404 Park Avenue, 5th Floor
(No. and Street)

New York, (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenn Grossman (212) 448-9251
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron, LLP
(Name – *if individual, state last, first, middle name*)

88 Froehlich Farm Blvd., (Address) Woodbury (City) NY (State) 11797 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

11019903

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM 3/19

OATH OR AFFIRMATION

I, Glenn Grossman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dinosaur Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

VENISHA RACQUEL FRITH
Notary Public - State of New York
NO. 01FR6073486
Qualified in Bronx County
My Commission Expires 4/22/14

[Signature]
Signature

Managing Member
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report of independent auditors on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marks Paneth & Shron LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Managing Member
Dinosaur Securities, L. L. C. (A wholly owned subsidiary of Dinosaur Group Holdings, LLC)
New York, New York

We have audited the accompanying statement of financial condition of Dinosaur Securities, L. L. C. as of December 31, 2010, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and regulation 1.16 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron LLP

Woodbury, New York
February 25, 2011

Marks Paneth & Shron LLP
88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921

Telephone: 516.992.5900
Fax: 516.992.5800
www.markspaneth.com

DINOSAUR SECURITIES, L.L.C.
(A wholly owned subsidiary of Dinosaur Group Holdings, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$ 85,735
Receivables from clearing firms	1,877,885
Securities owned, at fair value	84,680
Loan receivable - Dinosaur Group Holdings, LLC	458,472
Property and equipment - net	73,166
Other assets	33,444
TOTAL ASSETS	$ 2,613,382

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Commissions payable	$ 540,245
Securities sold, not yet purchased	418,965
Accounts payable and accrued expenses	312,410
Total Liabilities	1,271,620
Commitments and contingency (see notes)	
Member's Equity	1,341,762
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,613,382

See accompanying notes to financial statements.

DINOSAUR SECURITIES, L.L.C.
(A wholly owned subsidiary of Dinosaur Group Holdings, LLC)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues	
Commission income	$ 12,404,316
Corporate finance fees	645,019
Net firm trading gains (losses)	(163,362)
Interest and other income	40,679
Total Revenues	12,926,652
Expenses	
Compensation and benefits	10,435,863
Clearing, execution and floor brokerage	425,090
Market data services	1,102,931
Occupancy and communications	167,957
Other operating expenses	782,823
Total Expenses	12,914,664
NET INCOME	$ 11,988

See accompanying notes to financial statements.

DINOSAUR SECURITIES, L.L.C.
(A wholly owned subsidiary of Dinosaur Group Holdings, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Total Member's Equity
Balance, January 1, 2010	$ 944,774
Capital contributions	385,000
Net income	11,988
Balance, December 31, 2010	$ 1,341,762

See accompanying notes to financial statements.

DINOSAUR SECURITIES, L.L.C.
(A wholly owned subsidiary of Dinosaur Group Holdings, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities	
Net income	$ 11,988
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	11,411
(Increase) decrease in operating assets:	
Receivable from clearing firm	(585,754)
Securities owned, at fair value	(82,730)
Loan receivable - Dinosaur Group Holdings, LLC	(222,344)
Other assets	(13,754)
Increase (decrease) in operating liabilities:	
Commissions payable	251,895
Accounts payable and accrued expenses	(99,738)
Securities sold, not yet purchased	418,965
Total Adjustments	(322,049)
Net cash used in operating activities	(310,061)
Cash flows from financing activities	
Capital contributions	385,000
Net increase in cash	74,939
Cash at January 1, 2010	10,796
Cash at December 31, 2010	$ 85,735

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

Dinosaur Securities, L. L. C. (the "Company") is a Delaware limited liability company located in New York, New York, with a satellite office in Miami, Florida. The Company is a member of the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority ("FINRA") and is also registered as an introducing broker-dealer with the Commodity Futures Trading Commission. Operations consist primarily of the execution of securities trades for customers on an agency and riskless-principal basis. The Company clears all customer transactions on a fully disclosed basis through two independent clearing firms. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

On May 15, 2007, the managing member contributed his ownership in the Company to Dinosaur Group Holdings, LLC ("DGH", or the "Parent"), a newly formed limited liability company organized in New York, in exchange for a 100% membership interest. The managing member, in turn, distributed membership profit interests representing a combined interest of approximately 25% in the Parent, to various individuals, most of whom are employed by the Company.

DGH owns a 100% interest in the following related entities: Dinosaur Capital Management LLC, Dinosaur Global Holdings Limited ("DGH Limited") and the Company. DGH Limited is a Bermuda corporation which owns 100% of Dinosaur Securities (UK) Limited ("UK"), a London-based securities broker registered with the Financial Services Authority, and 100% of Dinosaur GmbH ("GmbH"), a Swiss company that is currently inactive.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenue and expenses on a trade date basis.

Depreciation of fixed assets is provided on a straight-line basis over the estimated useful life of the respective assets.

Securities owned are stated at quoted market value with unrealized gains and losses included in earnings.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As an LLC, the Company is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statements. The members of the Company report their proportionate share of membership taxable income or loss in their respective income tax returns. The Company is subject to the New York City Unincorporated Business Tax ("UBT") on taxable income.

The Company follows adopted standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The Company's policy is to recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for years before 2006.

Management has evaluated, for potential recognition and disclosure, events subsequent to the date of the statement of financial condition through February 25, 2011, the date the financial statements were available to be issued.

NOTE 3 - RECEIVABLE FROM CLEARING FIRMS

At December 31, 2010, the balance due from clearing firms consisted of commissions receivable in the amount of $493,572 and cash balances in the amount of $1,384,313.

Any Company assets on hand at the clearing broker serve as collateral for potential defaults of the Company's customers. The Company is subject to credit risk if the Clearing Broker is unable to repay balances due or deliver securities in their custody. The clearing agreement may be canceled with prior 90 days notice by either party.

NOTE 4 - SECURITIES OWNED, AT FAIR VALUE AND SECURITIES SOLD, NOT YET PURCHASED

Marketable securities consist of corporate stocks at quoted fair value in active public-traded market (Level 1 securities).

NOTE 5- PROPERTY AND EQUIPMENT

		Estimated Useful Life
Leasehold improvements	$ 85,298	Term of lease
Furniture and fixtures	19,995	7 years
	105,293	
Less: Accumulated depreciation and amortization	32,127	
	$ 73,166	

Depreciation and amortization expense was $11,411 for the year.

NOTE 6 - MEMBER'S EQUITY

The Company's Parent has issued 12,000,000 membership units in connection with the reorganization described in Note 1. During 2007, the managing member distributed approximately 3,000,000 units to employees and affiliates of the Company. The units represent profit interests in the Parent, rather than capital interests, which are owned by the managing member and fully vested. Partnership interests are nontransferable and subject to forfeiture if the member leaves within a five-year vesting period.

During 2010, the Parent contributed capital in the amount of $385,000.

NOTE 7 - COMMITMENT AND CONTINGENCY

The Company leases office space and office equipment under leases expiring at various dates through 2012. Total office and equipment lease expense was $516,112 for the year. In addition, the Company received $30,000 in sublease income from an unrelated party.

Future minimum lease payments as of December 31, 2010 are:

Year ending December 31,	
2011	$150,150
2012	37,395
Total	$187,545

From time to time, the Company could be involved in litigation arising in the normal course of business. As of December 31, 2010, the Company was not aware of any asserted or potential claims against the Company that will have a materially adverse effect on the Company's financial position or results of operations.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 9 - RELATED-PARTY TRANSACTIONS

At December 31, 2010, the Company was due $458,472 from Dinosaur Group Holdings, LLC. The loan is noninterest-bearing and due on demand.

During 2008, the New York City office lease was assigned to Dinosaur Group Holdings, LLC, which became the tenant of record. During 2010, the Company paid rent expense totaling $174,000 to Dinosaur Group Holdings, LLC.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), and Regulation 1.17 of the Commodity Futures Trading Commission, which require the maintenance of minimum net capital, and require that the ratio of aggregate indebtedness to net capital, both as defined, that shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010, the Company had net capital and net capital requirements of $662,640 and $100,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 1.29 to 1.

In April 2010, the Company received funds of approximately $830,000 on behalf of a participant in a bond offering for which the Company was a manager. The Company was not able to disburse these funds due to the receipt of a court order prohibiting it

to do so. During an ongoing FINRA examination, FINRA questioned the Company's handling of these funds. The Company did not hold these funds nor ever show these funds as an asset of the Company or a liability for net capital purposes or otherwise. The Company strongly asserts that these funds should have no impact whatsoever on its net capital position. In November, the Company placed the funds in a restricted customer account at its clearing firm.

SUPPLEMENTAL SCHEDULES

DINOSAUR SECURITIES, L. L. C.
(A wholly owned subsidiary of Dinosaur Group Holdings, LLC)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2010

Computation of Net Capital

Member's equity	$1,341,762
Nonallowable assets:	
Loan receivable - Dinosaur Group Holdings, LLC	458,472
Property and equipment - net	73,166
Other assets	33,444
	565,082
Net capital before haircuts on security positions	776,680
Haircuts on securities:	
Corporate stocks	62,845
Undue concentration	51,195
Total haircuts	114,040
Net capital	662,640
Minimum capital requirement - the greater of $100,000 or 6.67% of aggregate indebtedness of $852,655	100,000
Excess net capital	$ 562,640
Ratio of aggregate indebtedness to net capital	1.29 to 1
Schedule of aggregate indebtedness:	
Commissions payable	$ 540,245
Accounts payable and accrued expenses	312,410
Total aggregate indebtedness	$ 852,655

Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2010):

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$ 728,544
Increase in undue concentration	(1,425)
Decrease in receivables from clearing firms	(69,384)
Miscellaneous audit adjustments	4,905
Net capital per above	$ 662,640

Marks Paneth & Shron LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 (g)(1) AND CFTC REGULATION 1.16

To the Managing Member
Dinosaur Securities, L. L. C. (A wholly owned subsidiary of Dinosaur Group Holdings, LLC)
New York, New York

In planning and performing our audit of the financial statements of Dinosaur Securities, L. L.C. as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.v Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Marks Paneth & Shron LLP
88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921

Telephone: 516.992.5900
Fax: 516.992.5800
www.markspaneth.com

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives

in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2010, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Stockholders, management, the SEC, the CFTC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

Woodbury, New York
February 25, 2011

OTHER REPORT

DINOSAUR SECURITIES, L. L. C.

SIPC-7 PROCEDURES

2010

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Managing Member of Dinosaur Securities, L.L.C.
404 Park Avenue South - 5th Floor
New York, NY 10016

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Dinosaur Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Dinosaur Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Dinosaur Securities, LLC's management is responsible for the Dinosaur Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries indicated by your general ledger, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting a difference of $201,599, of which $69,384 is a result of financial statement audit adjustments. The SIPC-7 now reflects the corrected amounts. Interest due on outstanding balances has also been provided.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences, other than stated above.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

Woodbury, New York
February 25, 2011

Marks Paneth & Shron LLP
88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921

Telephone: 516.992.5900
Fax: 516.992.5800
www.markspaneth.com

DINOSAUR SECURITIES, L.L.C.
SCHEDULE OF ASSESSMENT AND PAYMENTS GENERAL
ASSESSMENT RECONCILIATION PURSUANT TO RULE 17a-5(e)(4)
DECEMBER 31, 2010

TOTAL REVENUE	$ 12,926,652
ADDITIONS	69,459
DEDUCTIONS:	
Revenues from commodity transactions	59,516
Interest and dividend expense	4
TOTAL DEDUCTIONS	59,520
SIPC NET OPERATING REVENUES	12,936,591
GENERAL ASSESSMENT @ .0025	32,341
LESS: PAYMENTS MADE WITH SIPC-6 ON 7/28/10	(6,095)
ADD: INTEREST COMPUTED ON LATE PAYMENT FOR FORM SIPC-6	1,384
ASSESSMENT BALANCE DUE AND PAID WITH FORM SIPC ON FEBRUARY 25, 2011	$ 27,630

DINOSAUR SECURITIES, L. L. C.
(A wholly owned subsidiary of Dinosaur Group Holdings, LLC)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2010

DINOSAUR SECURITIES, L. L. C.
(A wholly owned subsidiary of Dinosaur Group Holdings, LLC)
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2010

CONTENTS

	Page
Facing page to Form X-17A-5	2A
Oath and Affirmation	2B
Independent Auditors' Report	3
FINANCIAL STATEMENTS:	
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Member's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 12
SUPPLEMENTAL SCHEDULES:	
Computation of Net Capital Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4)	13
Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5(g)(1)	14 - 16
OTHER REPORTS:	
SIPC-7 Agreed-upon Procedures and Schedule of Assessment and Payment	17 - 18